[redacted]

13011201

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
401

UNITED STATES
[illegible]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield (City) New Jersey (State) 07004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandralin Kiss (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

100 Walnut Street, Suite 200 (Address) Clark (City) New Jersey (State) 07066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/8

KH 3/12

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 20th day of February 2013

Signature

Executive Vice President, COO

Title

Colleen A. Westervelt
Notary Public of New Jersey
My Commission Expires 12/4/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Financial Statements

December 31, 2012

ParenteBeard

CONFIDENCE THROUGH CLARITY

Financial Northeastern Securities, Inc.

Financial Statements

December 31, 2012

ParenteBeard

Independent Auditors' Report

Stockholders
Financial Northeastern Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Financial Northeastern Securities, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Clark, New Jersey
February 26, 2013

Financial Northeastern Securities, Inc.

Statement of Financial Condition
December 31, 2012

Assets

Assets		
Cash and cash equivalents	$	11,984,097
Receivables from customers, net		1,822,952
Investments, at fair value		3,671,191
Property and equipment, net		198,841
Other assets		183,946
Due from affiliate		28,911
Total assets	$	17,889,938

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	537,353
Dividends payable		240,000
Investments sold, not yet purchased, at fair value\		61,841
Payable to clearing broker		15,640
Total liabilities		854,834
Stockholders' Equity		
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding		1,000
Paid-in capital		3,077,130
Retained earnings		13,956,974
Total stockholders' equity		17,035,104
Total liabilites and stockholders' equity	$	17,889,938

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Income
Year Ended December 31, 2012

Revenues	
Principal transactions	$ 12,839,276
Underwriting of certificates of deposit	5,549,537
Spread sales on certificates of deposit	835,670
Commissions	1,077,135
Other income	313,635
Interest income	1,078
Total revenues	20,616,331
Expenses	
Employee compensation and benefits	12,240,350
Floor brokerage, exchange, and clearance fees	1,303,906
Other general and administrative expenses	1,526,781
Communications and data processing	369,630
Rent expense	355,316
Interest expense, trading	9,603
Total expenses	15,805,586
Net income	$ 4,810,745

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock		Paid-in Capital in Excess of	Retained	
	Shares	$ Amount	Stated Value	Earnings	Totals
Balance, beginning of year	20	$ 1,000	$ 3,077,130	$ 13,123,774	$ 16,201,904
Net income	-	-	-	4,810,745	4,810,745
Distributions to stockholders	-	-	-	(3,977,545)	(3,977,545)
Balance, end of year	20	$ 1,000	$ 3,077,130	$ 13,956,974	$ 17,035,104

See notes to financial statements

Financial Northeastern Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 4,810,745
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	116,942
Unrealized gain on investments	(21,010)
Realized loss on investments	716
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from customers	540,149
Due from/to affiliate	(103,063)
Investments	267,982
Other assets	(43,864)
Increase (decrease) in:	
Accounts payable and accrued expenses	(112,885)
Payable to clearing brokers	(25,034)
Dividend payable	(392,000)
Investments sold, not yet purchased	61,841
Net cash provided by operating activities	5,100,519
Investing Activities	
Purchases of property and equipment	(69,560)
Net cash used in investing activities	(69,560)
Financing Activities	
Distributions to stockholders'	(3,977,545)
Net cash used in financing activities	(3,977,545)
Net Increase in Cash and Cash Equivalents	1,053,414
Cash and Cash Equivalents, Beginning	10,930,683
Cash and Cash Equivalents, Ending	$ 11,984,097
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ 9,603

See notes to financial statements

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company has evaluated subsequent events for recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basic of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which requires the use of the accrual method of accounting. Under this accounting method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more difficult, subjective and significant estimates include determinations of the useful lives of assets, allowance for doubtful accounts and present value assumptions. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of income in the period that they are determined. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, consisting mostly of certificates of deposit, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Concentration of Credit Risk

The Company places its cash and cash equivalents with three financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution for interest bearing accounts and is unlimited for non-interest bearing accounts. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customer Receivables

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. The Company wrote-off $42,797 during 2012. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectibale accounts as they arise, which is not materially different from an allowance method. At December 31, 2012, there was no allowance for doubtful accounts.

Customer receivables consist of the following:

Receivables due in less than one year	$ 1,410,226
Receivables due in more than one year	435,461
Less discounts to present value (ranging from 1% to 4%)	(22,735)
Total	$ 1,822,952

Investments

The Company's investments are comprised of certificates of deposit and marketable securities.

Investments in certificates of deposit and marketable securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under selling groups and other in the statement of income. The unrealized gains and losses are also reflected in revenues under selling groups and other in the statement of income.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of income. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Payable to Clearing Broker

The Company clears all securities transactions through an unaffiliated clearing broker on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

Revenue Recognition from Securities Transactions

The Company's revenue is derived from several classes of services summarized as follows:

Underwriting of Certificates of Deposit Revenue

Underwriting revenues are derived from underwriting services provided on the purchase of certificates of deposit and are recorded in accordance with the terms of the respective underwriting agreements.

Principal Transactions Revenue

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded on a settlement-date basis, which is not materially different from trade-date basis.

Spread Sales on Certificates of Deposit Revenue

Spread Sales on certificates of deposit is derived from the interest rate of a particular certificate of deposit sold to a customer. The customer receives a portion of the interest income based upon the net rate while the remaining portion is paid to the Company. Revenue is recognized on a settlement-date basis, which is not materially different from trade-date basis.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent and are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Selling Groups Revenue Participation

Revenue derived from participation in a selling group of corporate note programs and various other corporate underwritings is recognized in accordance with the terms of the respective note programs.

Income Taxes

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual shareholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there is no provision for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, Ohio and the City of Dublin, Ohio are subject to corporate income taxes.

The Company has adopted Financial Accounting Standards Board ("FASB") authoritative accounting guidance for uncertainty in income taxes and evaluated its tax positions. The adoption had no effect on the Company's financial statements. As of December 31, 2012, the Company did not have any open tax positions.

The Company's federal income tax returns are no longer subject to examination by the federal taxing authority for the years before 2009.

The Company's New Jersey, Ohio and Florida income tax returns are no longer subject to examination by those taxing authorities for the years before 2007 or 2008, depending on the state requirements.

Distributions and Dividends Payable

The Company reimburses its stockholders for the individual income tax liability that will be incurred by the stockholders as a result of the "S" corporation earnings. As of December 31, 2012, dividends payable was $240,000. During 2012, the Company distributed $3,977,545 to its stockholders toward the individual tax liabilities and other cash distributions.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales on the settlement date and are paid at the end of the month following the settlement date.

3. Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 18,452
Office equipment	673,033
Total	691,485
Less accumulated depreciation and amortization	(492,644)
Net	$ 198,841

Depreciation expense for 2012 was $116,942.

4. Investments

The Company measures its investments on a recurring basis at fair value.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

As of December 31, 2012, investments include various certificates of deposit maturing at dates through 2016 at interest rates ranging from 0.35% to 4.75%. These items were measured using the following inputs at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Certificates of Deposit	$ 3,663,689	$ -	$ -	$ 3,663,689
Equity Securities	7,502	-	-	7,502
Total	$ 3,671,191	$ -	$ -	$ 3,671,191

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2012.

Certificates of Deposit: Valued based upon quoted prices from an exchange.

Equity Securities: Valued at the closing price reported on the active market on which the individual security is traded.

The following schedule summarizes the investment return included in other income for 2012 on the statement of income:

Unrealized gains (losses)	$ 21,010
Realized gains (losses)	(716)
Total	$ 20,294

At December 31, 2012, the Company did not have any assets or liabilities whose fair value was measured using a Level 2 or Level 3 input.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $14,730,685, which was $14,630,685 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.375 to 1.

6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2012, the affiliate owed the Company $28,911 toward 2012 shared costs. The Company incurred shared costs of $2,823,225 for 2012 from the Affiliate representing 97% of the total expenses to be allocated.

8. Commitments and Contingencies

Operating Lease

The Affiliate of the Company has entered into various operating leases for office space located in Florida, New Jersey and Ohio through 2016, 2017 and 2018, respectively. The Affiliate has options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2012 are as follows:

Years ending December 31:

2013	$	326,523
2014		340,134
2015		342,015
2016		327,198
2017		307,786
Thereafter		8,522
Total	$	1,652,178

Rent expense charged to the Company under operating leases was $355,316 during 2012. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

Legal

In July 2009, a former customer of the Company commenced an arbitration against the Company before the FINRA claiming breach of fiduciary duty, fraud, breach of contract and other claims seeking damages of approximately $204,000. The Company has filed a counterclaim denying the allegations and seeks to recover the costs incurred by the Company to defend the claim. Discovery documents have been requested and exchanged. A hearing panel was appointed in Florida by FINRA and hearing dates are currently scheduled for August 26 through August 30, 2013. Legal council is of the opinion that the case against the Company lacks merit. Based on advice from legal counsel, management believes that an unfavorable outcome against the Company is not likely and will therefore have no material impact on the financial statement.

In September 2011, a former customer of the Company commenced an arbitration against the Company before the FINRA claiming the Company sold unsuitable securities seeking damages, although it is not clear, in the range of $200,000 to $300,000. Discover documents have been requested and exchanged. A hearing panel was appointed in Michigan and hearing dates are currently scheduled for February 25 through March 1, 2013. The Company has filed a vigorous defense and a counterclaim denying the allegations and seeks to recover the costs incurred by the Company to defend the claim. Subsequent to year-end on January 17, 2013 the plaintiff signed a settlement in which the claim was withdrawn without payment or any other consideration from the Company. The Company signed the agreement on February 19, 2013.

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for 2012 was $326,246.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the Company has suspended contributions to the SERP Plan.